Exhibit 99.1

Press Release, 3 October 2017

Interxion Announces CFO Resignation

AMSTERDAM, 3 October 2017 – Interxion Holding N.V. (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced today that its Chief Financial Officer, M.V. “Josh” Joshi, has notified the company that he has resigned, effective 31 January 2018, due to personal reasons.

Interxion’s Chief Executive Officer, David Ruberg commented: “I regret that Josh has decided to leave Interxion but I understand his reasons and would like to thank him for his support over the past decade. Josh has made significant contributions to the development and growth of Interxion and has helped create and deliver substantial value to all of our stakeholders during his years with the company.”

Mr. Joshi added: “It has been a privilege to work with the extraordinary team at Interxion for the past decade. The travel and other time commitments required to contribute to the Company’s success have been demanding; not only on me, but also on my family. I have made this decision now due to illness of a family member and the desire to spend more time with my family. This decision is made easier knowing that I leave Interxion in a strong position and with a dedicated and talented finance organisation that will continue to support and contribute to Interxion’s success in the future. I feel fortunate to have been part of the Interxion story.”

Mr. Joshi will remain in his position as CFO until 31 January 2018 while a search for his replacement is conducted.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com